Exemption No.:82-4545

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
614096, Россия, г. Пермь, ул. Ленина, 68
телефон (3422) 34-12-00, факс (3422) 34-33-36

р/с 40702810700007230300 в АКИБ «Почтобанк»,
к/с 30101810400000000705, БИК 045773705,
ИНН 5902183094, ОКОНХ 52300, ОКПО 01134530

№ 29-4-178 от 07.06.02
на № от
отдел

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

02 JUN 24 AM 11:32

02042073

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 31, 2002.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Sincerely yours,

V.Rybakin
General Director

dw 6/24

исп. Pleshakov M.

UralSvyazInform
68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

Uralsvyazinform AGM Held on May 31, 2002

75.33% of the total number of issued common shares participated in the vote.

The Meeting approved the Annual Report, Balance Sheet, Profit and Loss Statements, 2001 financial year Profit and Loss allocation scheme and the planned 2002 financial year Profit and Loss allocation scheme.

- The company's turnover rose in 2001 by 34.3% against 2000 to RUR2 167 ml, operating profit totaled RUR331ml, net profit amounted to RUR36ml.
- The bulk of the total revenues came from international and domestic long-distance telephony - 32%, local fixed-line communications - 30%, mobile - 25%.
- The installed capacity at the end of 2001 was 655 thous. lines, number of subscribers - 580 thous. Mobile installed capacity was 168,6 thousand while the subscriber base reached 66.3 thous.
- Revenue per line rose in 2001 by 13.7% compared to the year of 2000 up to RUR3.3 thous.
- Investments in 2001 were RUR927ml.

The Shareholder Meeting has announced payment of 2001 financial year dividends at the rate of RUR0.0012 per common share. The payment of dividends will start on August 1, 2002 and continue till the end of 2002.

According to the results of the voting, the following persons have been elected to the new Board of Directors:

Vladimir I.Rybakin – General Director of JSC «UralSvzayInform»
Vadim E.Belov – Deputy General Director of JSC «Svyazinvest»
Alla B. Grigorieva – Deputy Head of the Department of JSC «Svyazinvest»
Yuriy A. Bilibin – Assistant to General Director of JSC «Svyazinvest»
Anton I. Osipchuk– Senior Deputy General Director of JSC «Svyazinvest»
Leonid M. Perminov – Company shareholder
Vladimir A. Zhuk– Head of Regional Committee for Communication Employees Union

The following persons have been elected to the Revision Committee:

Vladimir I.Kozin - deputy director - head of Corporate Finance and Direct Investment Department of JSC Svyazinvest

Sergey I. Alyokhin - the leading specialist of Internal Audit and Economic Analysis department of JSC Svyazinvest

Sergey B. Yankovsky. – deputy head of the Legal Dept. of JSC «UralSvyazInform»

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36

Sergey V. Podosinov - the leading specialist of Internal Audit and Economic Analysis department of JSC Svyazinvest
Irina V. Prokofieva - deputy director - head of Internal Audit and Economic Analysis department of JSC Svyazinvest

The amendments to the Company Charter have been approved. The amendments dealt with alterations in the Federal Law on joint Stock Companies, effective since January 1, 2002 which envisaged bringing the Company Charter in compliance with requirements set forth in the Law.

A new edition of AGM procedure has been approved.

The provision on the Board of Directors in new edition has been approved by the AGM.

The Provision on the Managing Committee in new edition has been adopted by the AGM.

Amendments to the provision on the Auditing Commission have been approved.

The Shareholder Meeting has approved ZAO "Ernst and Young Vneshaudit" as the **Company's Auditor** for 2002

The AGM has approved the Company entering to **ISKRA Federal Business Service Network Operators Association.**